January 6, 2020

Alexander Arrow
Chief Financial Officer
Protagenic Therapeutics, Inc.\new
149 Fifth Avenue
New York, New York 10010

       Re: Protagenic Therapeutics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Response dated December 23, 2019
           File No. 000-51353

Dear Mr. Arrow:

        We have reviewed your December 23, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
December 2, 2019 letter.

Correspondence filed December 23, 2019

Note 5 Derivative Liabilities, page F-14

1. We read your response to comment 1. Your analysis of why the warrants are properly classified as liabilities is not sufficient or comprehensive enough. Please provide us with an analysis of the conditions listed in ASC 815-40-25 through ASC 815-40-43, or tell us why the warrants should be classified as liabilities citing specific guidance in ASC 815.

       You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344 if
you have questions regarding comments on the financial statements and related matters.
 Alexander Arrow
Protagenic Therapeutics, Inc.\new
January 6, 2020
Page 2

FirstName LastNameAlexander Arrow                Sincerely,
Comapany NameProtagenic Therapeutics, Inc.\new
                                                 Division of Corporation
Finance
January 6, 2020 Page 2                           Office of Trade & Services
FirstName LastName